Convergence of 4 Dimensions, LLC

Financial Statements

For the fiscal year ended December 31, 2020 and 2019

(Unaudited)

Convergence of 4 Dimensions, LLC

Balance Sheet

		As of December 31,	
		2020	2019
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	$	142	2,810
Crypto Currency		0	60
TOTAL CURRENT ASSETS		142	2,870
OTHER ASSETS			
Property, plant & equipment			
Equipment (kiosks)		49,982	17,485
Less: accumulated depreciation		(5,250)	(1,752)
Property, plant & equipment - net		44,732	15,733
Intangible assets - Droids		4,995,839	4,995,922
TOTAL OTHER ASSETS		5,040,571	5,011,655
TOTAL ASSETS		5,040,714	5,014,525
LIABILITIES AND SHAREHOLDERS EQUITY			
CURRENT LIABILITIES			
Accounts payable		14,811,489	10,611,317
TOTAL CURRENT LIABILITIES		14,811,489	10,611,317

LONG-TERM LIABILITIES			
Advance from Officer – Andrew Prell		36,500	36,500
Loans/Notes Payable		651,100	641,100
	TOTAL LONG-TERM LIABILITIES	687,600	677,600
	TOTAL LIABILITIES	15,499,089	11,288,917
SHAREHOLDERS EQUITY			
Capital		(10,458,375)	(6,274,392)
	TOTAL LIABILITIES AND SHAREHOLDER EQUITY	5,040,714	5,014,525

Convergence of 4 Dimensions, LLC

Statement of Operations

		2020		2019
Operating Income				
Token sales	$	167,315	$	207,425
Events				15,870
Total Revenue		167,315		223,295
Operating Expenses				
Development/Programming		908,750		908,750
Salaries accrued		2,192,108		2,479,500
Salaries – paid		407,892		
Salaries – ER Taxes		39,291		
ETH – Operating Expense		150,000		
Communications		2,291		2,712
Rent		60,000		
Travel		9,145		114,470
Meals		950		
Events (Run for the Unicorns)		11,265		15,870
Depreciation		3,498		1,752
Research		20,787		
Marketing		20,000		4,078
Office Supplies		2,924		
Taxes and Licenses		144		
Bank Fees		154		
Net Income/Loss		**(3,661,884)**		**(3,303,837)**

Convergence of 4 Dimensions, LLC

Statement of Cashflow

	2019	2020
Operating Cash Flow		
Net income	$ (2,566,912)	$ (4,183,983)
(+) D&A	$ 1,752	$ 3,498
(-) Change in WC	$ 2,458,875	$ 4,200,315
Cash From Operations	$ (106,285)	$ 19,830
Investing Cash Flow		
(-) CAPEX	$ (17,485)	$ (32,497)
Cash From Investing	$ (17,485)	$ (32,497)
Financing Cash Flow		
Issuance / Payment of Debt		
Issuance / Payment of Notes Payable	$ 120,000	$ 10,000
Issuance / Payment of Equity		
Dividend/Retained Earnings		
Cash from Financing	$ 120,000	$ 10,000
Opening Cash Balance	$ 6,580	$ 2,810
Net Increase / Decrease in Cash	$ (3,770)	$ (2,667)
Closing Cash Balance	$ 2,810	$ 143

Convergence of 4 Dimensions, LLC

Consolidated Statement of Equity

	2019	2020
Beginning Balance	(2,970,555.00)	(6,274,392.04)
This Year's results of Operations	(3,303,837.04)	(4,183,982.78)
Ending Balance	**(6,274,392.04)**	**(10,458,374.82)**

CONVERGENCE OF 4 DIMENSIONS, LLC

NOTES TO THE FINANCIAL STATEMENTS

Fiscal Years Ended December 31, 2020 and 2019

Crypto Currencies – These are being held in the development, testing and production of NFTs. Bitcoin (BTC) – BTC is being used to create Non-Fungible Tokens (NFTs). Ethereum (ETH) – ETH is currently being used to move/transfer (gas fees) our DROID tokens within the blockchain and also to make NFTs.

Equipment/Kiosks – These are our kiosks that we install in Family Entertainment Centers (FECs/arcades). The average price for a kiosk is $2,900 (the ones we bought are $2,900).

Droids– Droids is our native blockchain based utility token used by our users as a currency to balance transactions within our platform. Its official ticker name is DROID. 1,000,000,000,000 (1 trillion) Droid tokens were minted in the blockchain in May of 2018 with an assigned cost of $.000005 per Droid. The blockchain contact address is 0x966889549fe7b3b950063151f6e2ad7651becdb9.

Accounts Payable – Short term liabilities that are due within one year.

Salaries and Development Costs Payable – Represents unpaid cost of work in developing the platform. This also involves unpaid administrative work as the company transitions from a start-up to a revenue producing company, these liabilities will be reviewed at a later date and may involve conversion to equity depending on individual negotiations.

Notes Payable – Long term liabilities that are due more than one year. This may include long term liabilities that were used by the company to fund its startup operations. This includes $522,100 in SBA PPP loan received on April 20, 2020. We intend/anticipate having it forgiven by end of 2021.

S**ales** – This represents sales of our Droid tokens.

Events/Run for the Unicorns – Run for the Unicorns is an annual company event that coincides with the Kentucky Derby. It includes technology experts/speakers within the blockchain, IoT, gaming, etc.

Marketing Expense (Droids) – The use of our Droid token in lieu of cash. This can involve Droid token giveaways to potential users of the platform. Currently, we are using an assigned value of $.02 per Droid in determining ($ to Droid) conversion rates.